Exhibit 99

July 10, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Disclosure of Integrated Annual Report for the FY 2025-26

We wish to inform you that the 32nd Annual General Meeting (AGM) of the Bank is scheduled to be held on Wednesday, August 5, 2026 at 02:00 p.m. (IST) through two-way video-conferencing.

Accordingly the Notice of the AGM and Integrated Annual Report for FY 2025-26 have been made available on the website of the Bank at the link - https://www.hdfc.bank.in/about-us/investor-relations/annual-reports

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial and Group Oversight